Exhibit (a)(7)
HARRINGTON FOXX DUBROW
CANTER
David E. Bower, State Bar No. 119546
James K. Lo, State Bar No. 227598
1055 W. Seventh St., 29th Floor
Los Angeles, CA 90017
Tel: (213) 489-3222
Fax: (213) 623-7929
LEVI & KORSINSKY, LLP
Joseph Levi, Esq.
Juan E. Monteverde, Esq.
39 Broadway, Suite 1601
New York, New York 10006
Tel: (212) 363-7500
Fax: (212) 363-7171
Attorneys for Plaintiff
SUPERIOR COURT OF THE STATE OF CALIFORNIA
SAN DIEGO – NORTH COUNTY, VISTA REGIONAL CENTER

RICHARD F. BEERS, individually and on	)	CASE NO. 37-2008-00060336-CU-MC-NC
behalf of others similarly situated,	)
	)	CLASS ACTION
Plaintiff,	)
	)	COMPLAINT FOR BREACH OF
	)	FIDUCIARY DUTY
v.	)
DAVID MEYER, JOHN HANSON,	)
STEPHEN CARPENTER, JAMES HAYES,	)
JOHN RICHARDSON, DETLEF ADLER,	)
JAMES O’CONNOR, ERIC SALUS,	)
MICHAEL KOENEKE, ASHWORTH, INC.,	)
TAYLOR MADE GOLF COMPANY, INC.	)
AND PHX ACQUISITION CORP.,	)
)
Defendants.	)
)
     Plaintiff, by its attorneys, alleges upon information and belief, except for its own acts, which are alleged on knowledge, as follows:

     1. Plaintiff brings this action on behalf of the public stockholders of Ashworth, Inc. (“Ashworth” or the “Company”) against Defendants, Ashworth and its Board of Directors seeking injunctive and other appropriate relief with respect to a proposed transaction in which Taylor Made Golf Company, Inc. (“TaylorMade”) and PHX Acquisition Corp. (“Merger Sub”) plan to acquire all the outstanding shares of Ashworth through a cash tender offer at the unfair price of $1.90 per share, under unfair terms (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $72.8 million.
PARTIES
     2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Ashworth.
     3. Ashworth is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 2765 Loker Avenue West, Carlsbad, CA 92008, and engages in the design, marketing, distribution, and licensing of sports apparel, headwear, and accessories. It offers various men’s and women’s apparel, including knit and woven shirts, pullovers, jackets, sweaters, vests, pants, shorts, headwear, and accessories under the Ashworth, The Game, and Kudzu brand names. The company markets its products primarily in the United States, Europe, and Canada to golf pro shops, resorts, off-course specialty shops, upscale department stores, retail outlet stores, colleges and universities, entertainment complexes, sporting goods dealers that serve the high school and college markets, NASCAR/racing markets, outdoor sports distribution channels, and specialty-advertising firms for the corporate market. As of October 31, 2007, it owned and operated 18 retail stores in Arizona, California, Florida, Georgia, Illinois, Massachusetts, Nevada, New York, Texas, Utah,

Virginia, and Washington. Ashworth, Inc. was founded in 1987 and is based in Carlsbad, California. In 1994, the Company changed its name from Charter Golf, Inc. to Ashworth, Inc.
     4. Defendant David Meyer (“Meyer”) has been the Chairman of the Board of the Company since 2007.
     5. Defendant John Hanson (“Hanson”) has been a Director of the Company since 1994.
     6. Defendant Stephen Carpenter (“Carpenter”) has been a Director of the Company since 1999.
     7. Defendant James Hayes (“Hayes”) has been a Director of the Company since 2007.
     8. Defendant John Richardson (“Richardson”) has been a Director of the Company since 2005.
     9. Defendant Detlef Adler (“Adler”) has been a Director of the Company since 2006.
     10. Defendant James O’Connor (“O’Connor”) has been a Director of the Company since 2005.
     11. Defendant Eric Salus (“Salus”) has been a Director of the Company since 2007.
     12. Defendant Michael Koeneke (“Koeneke”) has been a Director of the Company since 2007.
     13. Defendants references in ¶¶ 4 through 12 are collectively referred to as Individual Defendants and/or the Ashworth Board. The Individual Defendants as officers and/or directors of Ashworth, have a fiduciary relationship with Plaintiff and other public shareholders of Ashworth and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

     14. Defendant TaylorMade is a Delaware Corporation with its headquarters located at Carlsbad, California that sells golf clubs and balls under the TaylorMade brand and Adidas Golf footwear and apparel.
     15. Defendant Merger Sub is a Delaware Corporation wholly owned by TaylorMade that was created for the purposes of effectuating the Proposed Transaction.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     16. By reasons of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Ashworth and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.
     17. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;

          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     18. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Ashworth, are obligated to refrain from:
          (a) participating in any transaction where the Directors or officers’ loyalties are divided;
          (b) participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     19. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Ashworth, or are aiding and abetting others in violating those duties.
     20. Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     21. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     22. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit TaylorMade to attempt to eliminate the public shareholders’ equity interest in Ashworth pursuant to a defective sales process, and (ii) permit TaylorMade to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     23. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

     I. CLASS ACTION ALLEGATIONS
     24. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Ashworth common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     25. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. As of October 28, 2008, Ashworth has approximately 14.75 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Ashworth by TaylorMade and Merger Sub, pursuing a course of conduct that does not maximize Ashworth’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have TaylorMade and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

          (c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     II. CLAIM FOR RELIEF
     26. In a press release dated October 13, 2008, the Company announced that it had entered into an agreement to be acquired by TaylorMade through a cash tender offer at $1.90 per share.
Herzogenaurach / Carlsbad, California, October 13, 2008—Ashworth, Inc. (NASDAQ: ASHW) and the adidas Group announced today that the TaylorMade-adidas Golf business segment has entered into a definitive agreement to acquire all of the outstanding shares of Ashworth, Inc. for $1.90 per share in cash. The transaction value is $72.8 million (€54.1 million), which includes the assumption of $46.3 million (€34.4 million) of Ashworth debt based on Ashworth, Inc.’s 10-Q for the period ended July 31, 2008. 1 The transaction will be effected through a tender offer to be launched shortly by a subsidiary of Taylor Made Golf Company, Inc. (“TaylorMade-adidas Golf’) for all outstanding Ashworth shares. The tender offer will be subject to, among other things, the condition that at least a majority of the outstanding Ashworth shares are tendered.
Through the acquisition of Ashworth, TaylorMade-adidas Golf becomes the leading and most balanced golf apparel company with a complete apparel offering for golfers globally. The transaction enables TaylorMade-adidas Golf to widen its product range, to further strengthen its distribution platform and to extend its marketing presence.
“Ashworth is a well-established, authentic golf apparel brand with a strong heritage and represents an excellent addition to TaylorMade and adidas Golf,” said adidas AG Chairman and CEO Herbert Hainer. “This acquisition underscores our commitment to continued growth in the golf category.”
     27. On that same day, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.
THE PRICE IS UNFAIR
     28. In the few months prior to the Proposed Transaction, Ashworth stock had been trading well in excess of the Proposed Transaction offer price of $1.90. In fact, as recently as October 3, 2008 Ashworth’s stock closed at $3.00 per share. The recent dip in Ashworth’s stock price to $1.73 per share on October 10, 2008 is not the result of any fundamental change in the Company but likely reflects recent turmoil in the financial markets.

     29. Moreover, the Company has a book value of $5.58 per share. The purchase price of $1.90 per share offers little, if any value, for the Company as a going concern. Stated otherwise, if the directors simply liquidated Ashworth and paid only the cash to the shareholders, the shareholders would receive approximately 3 times more consideration than they will receive in the Proposed Transaction.
     30. Moreover, an analyst has set a target price of $3.75 for Ashworth’s shares, which is well in excess of the Proposed Transaction price. The Proposed Transaction price of $1.90, therefore, represents a discount to the Company’s intrinsic value.
THE PRECLUSIVE DEAL PROTECTION DEVICES
     31. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.
     32. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Ashworth Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill provision” which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. In addition to the no-shop and standstill provisions, the Merger Agreement includes a $2,000,000 termination fee that in combination will all but ensure that no competing offer will be forthcoming.
     33. Section 6.4(c) of the Merger Agreement provides a limited situation under which the Ashworth Board may enter into discussions and negotiations for a competing unsolicited bid, only after “the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined in Section 6.4(1)(iii) hereof) and (iv) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) of this Section 6.4(c) would constitute a breach of its fiduciary duties to the stockholders of the Company under applicable Law.”
     34. Further, Section 6.4(d), provides a limited exception under which the Board may recommend an alternative Acquisition Proposal only after “if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties to the stockholders of the Company under applicable Law, then the Company Board may (x) make an Adverse Recommendation Change or (y) solely in response to a Superior Proposal received after the date hereof that did not otherwise result from a breach of this Section 6.4 cause the Company to terminate this Agreement pursuant to Section 8.1(d)(ii) (including payment of the Termination Fee, as defined in Section 8.3(c)(ii) hereof) and substantially concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal.” These provisions further discourage bidders from making a competing bid for the Company.
     35. Thus, even if the Ashworth Board receives an intervening bid that appeared to be “superior” to TaylorMade’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the Ashworth Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Ashworth Board first determines that the proposal is superior.
THE MATERIALLY MISLEADING AND/OR INCOMPLETE
RECOMMENDATION STATEMENT
     36. On October 20, 2008, the Company filed a filed a Form 14D-9 Recommendation Statement (“Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.
     37. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering shareholders unable to make an informed decision as to whether to tender their shares in connection with Proposed Transaction on or before November 18, 2008, when the tender for the Proposed Transaction is schedule to expire. Specifically, the Recommendation Statement was deficient, inter alia, because it:
(i)	Fails to disclose why the Company retained Houlihan Lokey Howard & LAM (“HLHZ”) as its financial advisor to assist in the sale of the Company during 2005 to 2007 but did not retain HLHZ to assist in the sale process started in April 2008.

(ii)	Fails to disclose the fees paid to HLHZ in connection with their retention during 2005-2007.

(iii)	Fails to disclose criteria used to select Kurt Salmon Capital Advisors, Inc. (“KSA”) as the Company’s financial advisor.

(iv)	Fails to disclose the financial interest that KSA or any of its clients has in the Company.

(v)	Fails to disclose why on May 29, 2008 the Board prohibited KSA from contacting any third parties about a potential sale of the Company absent approval of the Board.

(vi)	Fails to disclose how many parties were identified as potential buyers by KSA, how many of those potential buyers were strategic v. financial buyers and why the Board only authorized two potential buyers to be contacted.

(vii)	Fails to disclose why the Board did not authorize additional potential buyers to be contacted until late August 2008 and why further contacts had to first be approved by Mr. Meyer.

(viii)	Fails to disclose why the Board approved a Change in Control Plan on September 18, 2008 and whether the Board considered whether such plan would adversely affect the sale of the Company.

(ix)	Fails to disclose the identity of the companies that were used in the Comparable Public Companies Analysis performed by KSA and the criteria used for selecting such companies.

(x)	Fails to disclose the multiples or any numerical values observed for the compared companies in the Comparable Public Companies Analysis performed by KSA.

(xi)	Fails to disclose the multiples or any numerical values applied to the Company in the Comparable Public Companies Analysis performed by KSA.

(xii)	Fails to disclose the conclusions and numerical results for the Company in the Comparable Public Companies Analysis performed by KSA.

(xiii)	Fails to disclose the identity of the companies that were used in the Comparable Precedent Transaction Analysis performed by KSA and the criteria used for selecting such companies.

(xiv)	Fails to disclose the multiples or any numerical values observed for the compared companies in the Comparable Precedent Transaction Analysis performed by KSA.

(xv)	Fails to disclose the multiples or any numerical values applied to the Company in the Comparable Precedent Transaction Analysis performed by KSA.

(xvi)	Fails to disclose the conclusions and numerical results for the Company in the Comparable Precedent Transaction Analysis performed by KSA.

(xvii)	Fails to disclose the discount rate used in the Discounted cash Flow Analysis performed by KSA as well as the assumptions used in selecting such discount rate.

(xviii)	Fails to disclose the projections used in the Discounted Cash Flow Analysis performed by KSA.

(xix)	Fails to disclose the terminal values used in the Discounted cash Flow Analysis performed by KSA and the assumptions used in selecting such terminal values.
     38. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
COUNT I
Breach of Fiduciary Duty – Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     39. Plaintiff repeats all previous allegations as if set forth in full herein.
     40. As Directors of Ashworth, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Ashworth’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     41. As discussed herein, the Individual Defendants have breached their fiduciary duties to Ashworth shareholders by failing to engage in an honest and fair sale process.
     42. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not, and will not receive their fair portion of the value of Ashworth’s assets and will be prevented from benefiting from a value-maximizing transaction.
     43. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     44. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)
     45. Plaintiff repeats all previous allegations as if set forth in full herein.
     46. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Ashworth’s shareholders.
     47. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     48. As a result, Plaintiff and the Class members are being harmed irreparably.
     49. Plaintiff and the Class have no adequate remedy at law.
COUNT III
Aiding and Abetting
(Against TaylorMade and Merger Sub)
     50. Plaintiff repeats all previous allegations as if set forth in full herein.
     51. As alleged in more detail above, TaylorMade and Merger Sub are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants TaylorMade and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties.

     52. As a result, Plaintiff and the Class members are being harmed.
     53. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and their counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

DATED: October 31, 2008	HARRINGTON FOXY DUBROW CANTER

/s/ James K. Lo DAVID E. BOWER
JAMES K. LO
Attorneys for Plaintiff

LEVI & KORSINSKY, LLP
EDUARD KORSINSKY (to be admitted pro hac vice) JUAN E. MONTEVERDE (to be admitted pro hac vice)